August 30, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C.  20549

Attention:                                         Karl Hiller, Branch Chief

Re:                             Mead Johnson Nutrition Company

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 21, 2013

Response Letter dated June 12, 2013

File No. 001-34251

Dear Mr. Hiller:

Set forth below are the responses of Mead Johnson Nutrition Company (“MJN” or the “Company”) to the questions and comments contained in the letter, dated August 8, 2013 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to the Company’s annual report on Form 10-K for the Fiscal Year Ended December 31, 2012 (the “2012 Form 10-K”) and the Company’s Response Letter dated June 12, 2013 (the “June 12th Letter”).  The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter. For your convenience, prior to each response we have duplicated the text of the question or comment from the Comment Letter to which such response relates.

The Company’s responses below reference exhibits included as supplemental material provided separately to the Staff (collectively, the “Supplemental Material”).  The Supplemental Material has been omitted from this response pursuant to a confidential treatment request under Commission Rule 83 (17 C.F.R. § 200.83).

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements and Supplementary Data, page 40

Note 5 - Segment Information, page 54

1.                                      We note that your supplemental materials reveal differences in EBIT CAGR, EBIT margin percentages, and EBIT growth percentages, comparing your various operating segments on both a historical and forward looking basis.

We would like to understand how you determined that the factors underlying these differences do not represent dissimilarities between the economic characteristics and attributes of your operating segments and would not therefore preclude aggregation, as discussed in FASB ASC 280-10-50-11. Accordingly, please tell us the specific reasons for the differences in these EBIT related metrics and explain how you considered these differences as part of your aggregation analysis.

As indicated in the Company’s response to Comment 4 of the June 12th Letter, differences exist in the EBIT-related metrics referenced by the Staff in this comment when comparing MJN’s operating segments aggregated in accordance with FASB ASC 280-10-50-11.  In response to the Staff’s comment, the Company is providing additional explanations related to our assessment of economic similarity as a part of the Company’s aggregation analysis and descriptions of the reasons for EBIT-related metric differences.

As previously described in the June 12th Letter, the Company has not historically considered EBIT- related metrics as a part of its aggregation analysis, as it has concluded that sales growth trends, gross profit trends and gross margin percentages provide the most relevant information for assessing economic similarity of its operating segments.  In reaching its conclusions, the Company considered FASB Staff Position No. FAS 131-a (“FSP FAS 131-a”) exposed for comment in 2005. Although this guidance was not finalized, the Company considered the FASB Staff’s views for determining whether two or more operating segments have similar economic characteristics to be relevant in its own assessment of aggregation.  Question 2 of FSP FAS 131-a asked how an enterprise should identify factors to consider for purposes of determining whether two or more operating segments have similar economic characteristics.  The FASB staff responded that “the factors that should be considered for purposes of determining whether operating segments have similar economic characteristics should be based on the primary factors that the Chief Operating Decision Maker (“CODM”) uses in allocating resources to individual segments” (emphasis added).

As discussed in the June 12th Letter, the Company’s CODM focuses on sustainable sales growth and gross profit and gross margin percentage to support continued investment when considering resource allocation decisions.  These metrics provide a clearer indication to the CODM of the Company’s long-term profitability within its operating segments as compared to EBIT or any other profitability measure because sales volume, sales prices and cost of sales are unique and specific to the operating segment. In contrast, selling, marketing and administrative costs embed elements of overhead cost structures and corporate overhead allocations that are not unique or specific to an operating segment.  Net sales trends, gross profit and gross margin percentages are the primary metrics the Company’s CODM uses when assessing long-term plans for the business and related resource allocation decisions and evaluating performance.  Although EBIT is a profit measure reported to the CODM for each operating segment, it is viewed as an output measure of an operating segment used by the CODM to assess periodic performance against budgeted expectations, given overhead cost structures and corporate overhead allocations.  However, EBIT is not the primary metric used for assessing long-term performance.  In our view, this underscores the fact that EBIT is not a primary metric used in resource allocation decisions or performance assessment.

Based on a combination of the Company’s views on the primary indicators most relevant to assessing long-term economic performance of its operating segments, and the FASB staff view expressed in FSP FAS 131-a, the Company concluded that the appropriate quantitative measures for use in its assessment of economic similarity of its operating segments were sales trends, gross profit trends and relative gross margins.

Solely for the purpose of responding to the SEC Staff’s Comment 4 of the June 12th Letter, the Company prepared a comparative analysis of EBIT-related metrics for the respective operating segments that the Company aggregates into reportable segments.  In addition, the Company indicated that, if it were to include EBIT-related metrics in its assessment of economic similarity between the Asia and Latin America operating segments, the Company would not change its conclusions regarding economic similarity.  In this comment, the Staff has asked for specific reasons for the differences in its referenced EBIT-related metrics and additional explanation of how the Company considered the differences in EBIT-related metrics previously referenced as a part of its aggregation analysis leading to its previous response to Comment 4 of the June 12th Letter.

The Company respectfully notes that, although its discussion in response to this comment addresses EBIT-related metrics, MJN has separately assessed the additional quantitative metrics (i.e., sales trends, gross profit trends and gross margin percentage) for which details and analysis documentation were provided in response to Comment 2 of the June 12th Letter.  As a result of its analysis of sales trends, gross profit trends and gross margin percentage, the Company concluded that its operating segments considered for aggregation are economically similar.

In response to the Staff’s request for specific reasons for the differences in its referenced EBIT-related metrics, the Company has included below a description of the primary reasons for differences between its Latin America and Asia operating segments and its North America and Europe operating segments, respectively, for each metric identified by the Staff.

When analyzing and comparing EBIT-related metrics such as EBIT CAGR, EBIT margin percentages and EBIT growth percentages, the Company believes it is important to remain cognizant of the fact that relatively small changes in EBIT from period to period or small differences in relative cost inputs between operating segments can have a significant impact on these EBIT-related metrics as a result of the relatively small magnitude of EBIT and related EBIT margin percentages.  The resulting differences in EBIT-related metrics may appear large even though the underlying changes from period to period or differences between operating segments are not meaningful for purposes of evaluating the current period or long-term economics of the respective operating segments.  In particular, as a result of this arithmetic effect, small growth differences at a gross profit level become magnified impacts when assessed at an EBIT level.  As further documented in the difference explanations below, some of the changes in EBIT are driven by changes in gross profit, which the Company believes it has already demonstrated are very similar between its operating segments.  Accordingly, the Company notes that despite the fact that gross profit impacts on EBIT represent explanations of EBIT-related metric differences, MJN’s conclusions with respect to economic similarity of gross profit-related metrics remain intact.

Latin America and Asia

EBIT CAGR:                            EBIT CAGR from 2012 to 2017 is higher for Latin America as compared to Asia.  In part, this difference is the result of the impact on EBIT CAGR of a higher gross profit CAGR for Latin America as compared to Asia.  In addition, the Company expects certain overhead costs, primarily sales force costs, to decline slightly as a percentage of sales over the projection period for Latin America, while Asia’s sales force costs are expected to remain relatively consistent over the projection period.  The combination of the two factors results in a higher EBIT CAGR for Latin America.  As a result of the higher EBIT growth rate for Latin America, EBIT margin percentages will converge closer together over the long-term.

EBIT Growth:                     EBIT growth rates for Latin America are expected to outpace Asia for the referenced projection period.  Similar to differences in EBIT CAGR, EBIT growth rates are also impacted by expected higher growth rates in gross profit for Latin America as compared to Asia.  In addition, an assumed gradual reduction of overhead costs as a percent of sales within Latin America contributes to a higher EBIT growth rate for most years presented. As referenced above, as a result of the higher growth rate for Latin America, EBIT margin percentages will converge closer together over the long-term.

EBIT Margin:                     The difference between EBIT margin percentage for Latin America as compared to Asia for 2012 to 2017 is partially the result of the impact of Asia’s higher gross margin percentage as compared to Latin America and higher overhead costs as a percent of sales within Latin America, primarily related to sales force and distribution costs.

North America and Europe

EBIT CAGR:                            EBIT CAGR for 2012 to 2017 is significantly higher for Europe as compared to North America.  A majority of the difference is related to the relatively small base year EBIT included in the CAGR calculation for Europe. In addition, a restructuring decision was made in late 2012 to exit less profitable businesses in Europe, which drives higher gross margins and reduced operating expenses in 2013 and beyond and contributes to the higher EBIT CAGR for Europe as compared to North America.

EBIT Growth:                     EBIT growth rate differences for Europe compared to North America are largely the result of a much lower EBIT base figure for Europe, which results in much higher percentage swings in EBIT growth rates. In addition, as noted above, the restructuring decision in late 2012 to exit less profitable businesses in Europe drives higher gross margins and reduced operating expenses in 2013 and beyond.

EBIT Margin:                     EBIT margin differences between Europe and North America are primarily driven by a higher overhead cost structure as a percentage of sales in Europe as compared to North America.

In its considerations of the impact of including EBIT-related metrics as a part of its analysis of aggregation for both the Latin America and Asia operating segments and the North America and Europe operating segments, the Company considered the total mix of economic information, both quantitative and qualitative, in reaching a determination that its conclusions with respect to aggregation would not change.  These considerations consisted of:  (a) a specific assessment of the EBIT-related metrics included in the June 12th Letter; (b) consideration of qualitative economic factors; (c) the relative importance of all qualitative and quantitative economic information assessed; and (d) the impact of all information considered together, in determining whether or not operating segments the Company considers for aggregation are economically similar.

EBIT-Related Metrics Analysis

EBIT-related metrics are impacted by gross profit/margin results, which the Company already considers in its aggregation analysis (included in its response to Comment 2 of the June 12th Letter), as well as operating expenses, which include various overhead costs and allocations. Operating cost categories measured as a percent of sales are marginally different for one operating segment compared to another. However as clarified above, the Company has considered the magnification of EBIT-related metric percentages in reaching a conclusion on economic similarity and the fact that EBIT is not a primary metric for allocating resources.  As a result, the Company believes that higher EBIT percentage differences are not determinative for evaluating economic dissimilarity.

Based on its assessment of the EBIT-related metrics, the Company concluded that neither the nature nor the amount of the differences between these metrics for the operating segments considered for aggregation individually outweighed the similarity indicated by all other quantitative and qualitative information assessed.

Qualitative Economic Factors

Question 1 of FSP FAS 131-a addresses whether quantitative and qualitative factors should be considered for purposes of determining whether economic characteristics for two or more operating segments are similar.  In its response to Question 1 of FSP FAS 131-a, the FASB staff indicated a view that in addition to the qualitative factors required for aggregation in FASB ASC 280-10-50-11, an entity should also consider qualitative economic factors in an assessment of operating segment economic similarity.  As a result, in addition to the quantitative metrics used in its analysis and the specific qualitative factors in (a) through (e) of FASB ASC 280-10-50-11, the Company considered two qualitative economic factors: (1) competitive risks and (2) general economic conditions associated with each operating segment.

For its Asia and Latin America operating segments, the Company concluded that both of these additional qualitative factors are similar.  Both operating segments represent regions comprised principally of emerging markets, including the following characteristics: a growing middle class with increasing disposable income; increased numbers of dual-income families; increasing number of women in the workforce; and increasing preference for premium category products, among other changes in demographic trends related to infant and children’s nutrition, all of which contribute to total and premium category expansion.  As a result of the common economic conditions, both of these operating segments have common growth opportunities and risks.  The competitive landscape in each operating segment is similar, with global infant and children’s nutrition competitors having a significant presence, in addition to the presence of local suppliers.

North America and Europe represent principally mature, established markets. As a result, the infant formula product category and in particular, premium products, tends to grow at a relatively slow pace.  In addition, consumer demographics (i.e., disposable income levels, dual-income families, etc.) remain relatively consistent from period to period.  As a result of similar market maturity between both operating segments, total category sales levels are relatively stable, with marginal impacts generally limited to small changes in birth rates and breastfeeding trends.  Global providers are also present as primary competitors in these markets, as well as local suppliers.  As a result of the developed nature of these markets, results are heavily influenced by market share trends amongst the competitors from period to period, influencing the way in which competitors behave in these markets.

The assessment of these additional qualitative economic factors further confirms that the operating segments the Company considered for aggregation are economically similar.

Conclusions Based on Total Mix of Information

The Company carefully considered the weight it should place on the various pieces of information in its assessment of economic similarity, including EBIT-related metrics. The Company concluded that the strong indication of economic similarity demonstrated by sales trends, gross profit trends, and gross margin percentage, should carry a heavier weighting as indicators of future profitability as compared to any EBIT-related metrics.  The Company is seeking to maximize gross profits and manages operating expense spending as necessary to drive overall profitability. After considering all economic information together, the Company concluded that a preponderance of the quantitative data and qualitative factors support a conclusion that the operating segments it considered for aggregation are economically similar.  When combining quantitative and qualitative information, the Company concluded its operating segments considered for aggregation are economically similar for purposes of its overall aggregation assessment.

2.                                      The guidance in FASB ASC 280-10-50-11 allows aggregation of two or more operating segments if consistent with the objectives and basic principles outlined in FASB ASC 280-10-10, and the other criteria listed have been met. As indicated in this guidance, your disclosures should provide information about the different types of business activities in which you engage and about the different economic environments in which you operate to help users (i) better understand your performance, (ii) better assess your prospects for future net cash flows, and (iii) make more informed judgments about your company. Please explain why you believe aggregating the Asia and Latin America segments and the North America and Europe segments is consistent with each of these objectives, and similarly, how presenting activity for these operating segments individually would detract from these objectives if this is your view.

Regarding the basic principles of FASB ASC 280 (described in 280-10-05-3 and 4), the Company notes that its segment aggregation is consistent with the management approach to providing segment information. As is evident from the Company’s internal operating reports and its management structure, the CODM consistently uses a geographic approach for managing the business. Further, the Company’s internal operating reports demonstrate that segment information is regularly reported in an aggregated basis (i.e., by reportable segments in addition to by operating segments). Accordingly, the Company’s aggregation of its operating segments is consistent with the basic principles of FASB ASC 280.

Similarly, when considering the objectives outlined in FASB ASC 280-10-10-1, the Company determined that its aggregated reportable segments are directly in line with providing users with information about the different types of business activities in which MJN engages and about the economic environments in which the Company operates, in order to better understand the Company’s performance, assess its prospects for future net cash flows and make more informed judgments about the Company as a whole.  As a result of the “pure-play” nature of MJN’s operations and its very focused product offerings, the Company does not have numerous, discrete business activities.  As disclosed in the Company’s 2012 Form 10-K, the most distinguishing factor related to business activities for its operating segments is the product mix of infant formula and children’s nutrition products within the Asia and Latin America operating segments as compared to the North America and Europe operating segments. And, as is evident from the response to Comment 3 below, the Company’s presentation of aggregated segments (Asia/Latin America and North America/Europe) provides investors with insights into similar business activities because the product mix is very similar in those reportable segments.  In addition, because the Company’s reportable segments are based on similar long-term economic characteristics, one of its reportable segments principally consists of emerging, growing markets and the other reportable segment principally consists of developed, mature markets.  This presentation of aggregated segments provides users with insight into the Company’s current performance as well as its prospects for future performance.  Said differently, because the reportable segments consist of operating segments that have similar product mix and similar economic prospects, investors are provided insight into MJN’s consolidated results in a way that allows them to better understand the Company’s performance and prospects and to make more informed judgments about MJN. As a result of the similarity in economic environments within, and the similarity in business activities between, the respective aggregated segments, the Company believes that its aggregation approach and the resulting reportable segments are consistent with the objectives of FASB ASC 280.

The Company believes that, given the similarity of business activities between the operating segments aggregated in each of the reported segments, together with the other characteristics taken into account following the guidance in FASB ASC 280-10-50-11, and as described in more detail in the June 12th Letter (see Company response to Comment 2), presentation of aggregated segments is consistent with the objectives and basic principles of FASB ASC 280.  The Company respectfully submits that it does not believe FASB ASC 280-10-50-11 requires an entity to conclude that disaggregation would detract from the objectives and basic principles, but rather to ensure that aggregated segment presentation does not result in disclosure inconsistent with the objectives.  The Company notes that in its Basis For Conclusions in FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, the FASB explained that while determining whether “two segments are sufficiently similar to justify aggregating them is difficult and subjective, . . . one of the reasons that the information provided under [the prior accounting standard for segment reporting] did not satisfy financial statement users’ needs is that segments with different characteristics in important areas were at times aggregated.”(paragraph 74, emphasis added)  Accordingly, so long as the “operating segments have characteristics so similar that they can be expected to have essentially the same future prospects,” the Board believed that aggregation was appropriate. (paragraph 73)  Based on the discussion above, the Company concluded that the aggregation criteria were met such that the discrete presentation of each of its operating segments would not add significantly to an investor’s understanding of the Company.

3.                                      You disclose on page 27 that infant formula accounts for approximately 90% of your sales in North America / Europe and under half of your sales in Asia / Latin America, although you do not disclose the significance or composition of product sales on an operating segment basis. Please provide us a schedule that quantifies your net sales according to product category (e.g., infant formula, children’s nutrition, and other) and stage of pediatric development, with additional details necessary to reflect sales concentrations among products within these categories, for each of your four operating segments for the periods presented in your annual report.

The Company respectfully notes that the composition of its business activities is based on its three product groups (Infant Formula, Children’s Nutrition and Other). The allocation of individual products to any of the three product groups is very clearly defined and therefore is also used as one of the key factors in its aggregation analysis as described in the June 12th Letter. The further sub-categorization of its products into the different stages of pediatric nutrition is less explicit due to the fact that certain products, such as milk modifiers, are consumed by infants and children across multiple stages of development and therefore cannot be classified into one specific stage. In order to respond to the Staff’s inquiry, the Company therefore has presented the categorization of its products, as shown in Exhibit 1 to the Supplemental Materials, as follows:

Business Category	Stage	Description
Infant Formula	1 & 2	Enfamil newborn, Infant 0-3 months 0-6 months, 7-12 months, 0-12 months
Children’s Nutrition	3, 4 & 5	Follow-on Formula 1-3 years incl. Milk Modifiers
Other	N/A	Other including Stage 0 - pre-natal

Attached as Exhibit 1 to the Supplemental Materials are the tables quantifying net sales according to product category and stage of pediatric development by operating segment. The Company believes that this data further supports its aggregation conclusion.

4.                                      For the four operating segments, please provide us a return on investment analysis for each period presented, including your underlying calculations, and explain the reasons for any significant differences in return among your operating segments. Please be sure to clarify those aspects of your analysis that pertain to “demand generation investments” and address the related impact on operating segment sales.

The Company’s internal management reports to the CODM do not present a return on investment (“ROI”) metric for either its operating segments or reportable segments.  Accordingly, the Company has not historically included ROI in its aggregation analysis, as it believes sales growth and gross margin are the primary operating metrics for resource allocation decisions. Consistent with the requirements of FASB ASC 280, the Company uses a management approach to define its operating segments and to report segment information in the notes to the consolidated financial statements. Although ROI is a metric that could be used by a chief operating decision maker of a company, the Company does not believe that FASB ASC 280 either requires or encourages the use of an ROI metric for resource allocation, performance evaluation or assessment of long term economic similarity.

The Company notes that the calculation of ROI is subject to ambiguity, particularly when used on a “segment” level. For example, it is not clear which measure should be used to represent “segment investments.” Given that the Company operates a globally focused manufacturing and supply chain model, most of the Company’s capital expenditures and fixed assets relate to its individual manufacturing facilities rather than a specific operating region (as explained in more detail in the

Company’s response to Comment 6, below). The Company uses the phrase “demand generation investments” to refer to operating expenses, such as advertising and promotion expenses. However, the Company does not believe that using an ROI metric comparing EBIT against a number based on demand generation expenses for any given period provides meaningful additional information to an investor. The Company evaluates effectiveness of its demand generation expenditures at operating segment level by comparing these expenses as a percentage of sales to sales growth. As noted in the response to Comment 3 of the June 12th Letter (and the supplemental materials provided as part of the June 12th Letter), both sales growth rates and demand generation spending measured on a percentage of sales basis are very similar for both the Asia and Latin American segment.

The nature of the impact and similarities between the operating segments with regard to demand generation expenses as such, has been addressed in the June 12th Letter (see Exhibits 3(a) and (b) of the supplemental materials provided as part of the June 12th Letter), showing each of organic and reported sales, organic and reported sales growth, demand-generating expenses and demand-generating expenses as a percentage of sales. Notwithstanding this data, which was generated solely to respond to the Staff’s request, the Company places more emphasis on identifying similarities in sales trends, gross profit and gross margin among its regions.  The Company believes that long-term average sales growth is a clear indicator of the stage of maturity and growth environment of a particular market or region and represents an important factor in assessing similarity.  In addition, gross margin provides a clear indication of the Company’s pricing flexibility and long term profitability within each particular region. Therefore, as indicated in the June 12th Letter, sales and gross profit growth objectives are the primary measures used for purposes of resource allocation decisions.

Given the absence of this information in our internal reports and the difficulty of allocating capital investments by operating segment as a result of the global nature of the supply chain infrastructure described above, the Company respectfully informs the Staff that it is unable to provide a calculation of ROI by operating segment that would be relevant to an aggregation analysis. The Company believes that the sales trends, gross profit and gross margin comparisons carry significantly more weight in its operating segment aggregation analysis than an analysis of ROI.

5.                                      You refer to two major customers in your segment footnote and indicate that one relates to both of your reportable segments and the other relates solely to one reportable segment. For each of these customers, please clarify for us the amount of sales that relate to each of the four operating segments. Please also identify any other customers that are significant to the operating segments before aggregation, and quantify the sales to these customers for each period presented.

Attached as Exhibit 2 to the Supplemental Materials are the tables quantifying (a) the amount of sales for each of our two major customers and (b) the amount of sales for any other significant customers, in each case for each of our four operating segments before aggregation.

6.                                      You identify seven manufacturing facilities under “properties” on page 21, and state that three of the facilities relate to all segments and that four of the facilities relate to only your Asia / Latin America reportable segment.

Please clarify for us the major products manufactured at each facility and the relative significance of each facility to each of the four operating segments. In addition, please quantify the shipping costs incurred by or attributable to each of your operating segments, along with the sales for each period, and address any disproportionate relationships such as may be due to the proximity of facilities to customers.

As set forth in the Company’s response to Comment 4 above, the Company operates a globally focused manufacturing and supply chain model based on seven manufacturing facilities spread across its operating segments. Exhibits 3(a), (b) and (c) to the Supplemental Materials provide detailed information related to major products manufactured in each facility, the relative significance of each facility to each of the four operating segments and the shipping costs incurred by each operating segment respectively. No disproportionate relationships have been identified. These manufacturing facilities are not considered to be an integral part of the operating segments where they are physically located. In addition, all major manufacturing capital expenditure decisions are being made by the global supply chain organization and not by the management in the relevant operating segment.

The Company notes that, for the purpose of the information presented in Exhibit 3(c) to the Supplemental Materials, the shipping costs taken into account are the “primary freight” costs defined as all intercompany shipping costs from the seven manufacturing facilities to the different operating segments’ warehouses or manufacturing facilities. These costs do not include shipping costs within the region to further ship the product to the customer and do not include the primary freight costs from the Company’s suppliers to its manufacturing facilities. It is also important to note that for both the 2010 data and for 2011 data presented in Exhibits 3(b) and (c) to the Supplemental Materials, the data has been estimated given that during that period, the Company was in the process of replacing some of its legacy information systems with its current information system. Therefore, not all information requested by the Staff is available at the lowest level of detail for those periods.

7.                                      Please provide an analysis of the various “annual sales growth” trend elements (i.e., constant growth rate, decreasing growth rate, and increasing growth rate) for each of your operating segments from 2014 through 2017, as depicted on pages MJN 0006 and MJN 0007. We would like to understand how you determined that your aggregated operating segments have similar sales growth trends. Specifically, please describe the factors that are driving the annual growth rates and the changes in growth rates from year-to-year. Also explain how you considered these factors as part of your aggregation analysis.

The Company respectfully notes that MJN0005 and MJN0006 of the supplemental materials provided as part of the June 12th Letter refer to 2014 through 2017 (MJN0007 refers to the 2010 through 2012 category growth). As such, the Company addresses MJN0005 and MJN0006 below.

Growth rates may vary from year to year driven by population and demographic changes, market share changes related to relative brand equity, product innovation and introduction, communication of product benefits, perceived value proposition and other competitive dynamics.  The strength and execution of the competitor business plans vary over time and location, leading to periodic increases or decreases in our rate of sales growth in each of the operating segments. As noted in FASB ASC 280-10-50-11 and 280-10-55-7, operating segments are considered to be similar “if they can be expected to have essentially the same future prospects.” Current year (or single year) results are not determinative because the focus is on “similar long-term financial performance.”

North America/Europe

Planned sales growth among the operating segments within the North America/Europe segment is similar in each of years 2014 through 2017. However, growth in North America accelerates slightly due to an anticipated increase in U.S. birth rates. At the same time, growth in Europe decelerates slightly as temporarily higher growth from a new product introduction within select geographies of Europe moderates as the sales growth of that infant formula matures through 2017. In looking at these year by year trends, as well as the CAGR from 2012 to 2017 and the average growth rates in each operating segment, we expect that long term sales growth will be similar in both Europe and North America. Our assessment of these factors has led us to anticipate category growth rates near the mid-single digit range for both the North America and Europe operating segments.

Based on all of the other factors that the Company considered in the assessment of the aggregation of these operating segments following the guidance in FASB ASC 280-10-50-11, as described in more detail in the June 12th Letter, and taking into account the quantitative criteria as defined in FASB ASC 280-10-50-12, the Company believes that it applied reasonable judgment as to the information available for its assessment regarding economic similarity of the North America and Europe operating segments and that its conclusion is appropriate.

Asia/Latin America

The primary factors driving category growth in the operating segments within the Asia/Latin America segments are birth rates within the middle class and growth in GDP per capita. More families move from poverty into the middle class as women enter the work force which can lead to greater use of infant formula. As noted both in the June 12th Letter and in Exhibit 1 to the Supplemental Materials (provided in response to Comment 3, above), more than half of our sales in both the Asia and Latin America operating segments are for children’s nutrition products targeted for children aged one year and older. This prominence of the children’s nutrition business in these regions can improve anticipated growth rates as children can consume products for multiple years, as compared to infant formula which is only consumed during the first year of life. Our assessment of these factors has led us to anticipate category growth rates between 10 to 12 percent on average for both the Asia and Latin America segments.  In looking at these year by year trends, as well as the CAGR from 2012 to 2017 and the average growth rates in each operating segment, we consider the anticipated growth rate to be essentially the same in each of these two operating segments (no more than 40 basis points difference for the 3 and 5 year CAGR’s in the 2012-2017 period, as shown in MJN0005 and MJN0006 referred to above).

Based on all of the other factors that the Company considered in the assessment of the aggregation of operating segments following the guidance in FASB ASC 280-10-50-11 and as described in more detail in the June 12th Letter, the Company believes that it applied reasonable judgment as to the information available for its assessment regarding economic similarity of the Asia and Latin America operating segments and that its conclusion is appropriate.

8.                                      We note your July 10, 2013 press release on your website detailing certain actions in China, specifically the reduction of the ex-factory price of your main products by 7%-15%. If you do not believe this information reflects dissimilarity in the economic characteristics and regulatory environments of your Asia and Latin America operating segments, please explain the basis for your view. Please include details sufficient to understand how these actions have been considered in your aggregation analysis.

The Company respectfully advises the Staff that the outcome of China’s National Development and Reform Commission’s antitrust review of resale price maintenance practices in the infant formula market industry (the “Antitrust Review”) does not impact the Company’s view of the commonality of economic characteristics and regulatory environments between our Asia and Latin America operating segments.

The ex-factory price decrease implemented by the Company in connection with the Antitrust Review has not changed the Company’s expectations with regard to its long term prospects in either its Asia / Latin America reporting segment or its Asia operating segment.  As such, the Company respectfully advises the Staff that the outcome of the Antitrust Review does not impact the Company’s aggregation analysis.  Further, the Company does not believe that the outcome of the Antitrust Review will have any long-term impact on the economic characteristics of its Asia operating segment.  Finally, the Company believes that the Antitrust Review demonstrates a further similarity between the Company’s Asia and Latin America operating segments (i.e. the Developing/Emerging Markets referenced on pages 5 and 6 of the June 12th Letter) with regard to regulatory environments.  As noted in the June 12th Letter, there is significant similarity among the regulatory environments of the countries within the Developing/Emerging Markets with regard to strategic marketing and promotional practices.  In addition, as disclosed in the Company’s risk factors set forth in Item 1A of the 2012 Form 10-K and as highlighted by the Antitrust Review, the Developing/Emerging Markets are also subject to dynamic and sometimes arbitrary regulatory environments as opposed to the more stable and predictable regulatory regimes in the Developed Markets.

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Kindly direct any questions you may have to the undersigned at (847) 832-2408.  Any additional comments may be sent to the undersigned via email (tom.de.weerdt@mjn.com) or facsimile ((812) 602-2095).  Thank you.

Very truly yours,

/s/ Tom De Weerdt

Tom De Weerdt
Vice President, Corporate Controller
Mead Johnson Nutrition Company

cc:                                Ms. Kim Calder

Mr. Michael Fay

Mr. Peter Kasper Jakobsen, Mead Johnson Nutrition Company

Mr. Peter G. Leemputte, Mead Johnson Nutrition Company

Mr. William C. P’Pool, Mead Johnson Nutrition Company

Mr. David A. Schuette, Mayer Brown LLP